UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Satsuma Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

80405P107

(CUSIP Number)

RA Capital Management, L.P.

200 Berkeley Street, 18th Floor

Boston, MA 02116

Telephone: 617.778.2512

Attn: Peter Kolchinsky

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 16, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80405P107

1	Names of Reporting Persons. RA Capital Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 5,944,252 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 5,944,252 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,944,252 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%[1]
14	Type of Reporting Person (See Instructions) IA, PN

1 The reporting person is the beneficial owner of 5,914,252 shares of the Issuer’s Common Stock as well as 30,000 shares underlying vested stock options held by Mr. Rajeev Shah for the benefit of RA Capital.  The percentage calculation assumes that there are currently 33,152,498 outstanding shares of Common Stock of the Issuer, based on the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 28, 2023 and giving effect to the shares underlying the stock options referenced above.

CUSIP No. 80405P107

1	Names of Reporting Persons. Peter Kolchinsky
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 5,944,252 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 5,944,252 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,944,252 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%[2]
14	Type of Reporting Person (See Instructions) HC, IN

2 The reporting person is the beneficial owner of 5,914,252 shares of the Issuer’s Common Stock as well as 30,000 shares underlying vested stock options held by Mr. Rajeev Shah for the benefit of RA Capital.  The percentage calculation assumes that there are currently 33,152,498 outstanding shares of Common Stock of the Issuer based on the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 28, 2023 and giving effect to the shares underlying the stock options referenced above.

CUSIP No. 80405P107

1	Names of Reporting Persons. Rajeev Shah
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 5,944,252 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 5,944,252 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,944,252 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%[3]
14	Type of Reporting Person (See Instructions) HC, IN

3 The reporting person is the beneficial owner of 5,914,252 shares of the Issuer’s Common Stock as well as 30,000 shares underlying vested stock options held by Mr. Rajeev Shah for the benefit of RA Capital.  The percentage calculation assumes that there are currently 33,152,498 outstanding shares of Common Stock of the Issuer based on the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 28, 2023 and giving effect to the shares underlying the stock options referenced above.

CUSIP No. 80405P107

1	Names of Reporting Persons. RA Capital Healthcare Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares
	8	Shared Voting Power 5,944,252 shares
	9	Sole Dispositive Power 0 shares
	10	Shared Dispositive Power 5,944,252 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,944,252 shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 17.9%[4]
14	Type of Reporting Person (See Instructions) PN

4 The reporting person is the beneficial owner of 5,914,252 shares of the Issuer’s Common Stock as well as 30,000 shares underlying vested stock options held by Mr. Rajeev Shah for the benefit of RA Capital.  The percentage calculation assumes that there are currently 33,152,498 outstanding shares of Common Stock of the Issuer based on the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 28, 2023 and giving effect to the shares underlying the stock options referenced above.

CUSIP No. 80405P107

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 2 (this “Amendment No. 2” or this “13D/A”) amends and supplements the statement on the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2019, and amended on March 2, 2021 (as amended, the “Statement”), filed by RA Capital Management, L.P., Dr. Kolchinsky, Mr. Shah, and RA Capital Healthcare Fund, L.P. with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Satsuma Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

Item 2. Identity and Background

Item 2 of the Statement is amended and restated as follows:

(a)	This 13D/A is being filed on behalf of RA Capital Management, L.P. (“RA Capital”), Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the “Fund”). RA Capital, Dr. Kolchinsky, Mr. Shah and the Fund are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons ownership of the Issuer’s securities includes 5,914,252 shares of Common Stock held directly by the Fund and a total of 30,000 shares underlying vested stock options held by Mr. Shah for the benefit of RA Capital.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Securities Exchange Act of 1934 (the “Act”), of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund and the Fund has divested itself of voting and investment power over the reported securities they hold and may not revoke that delegation on less than 61 days’ notice. The Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act and therefore disclaims any obligation to report ownership of the reported securities under Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this 13D/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this 13D/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.

(b)	The address of the principal business office of each of the Reporting Persons is 200 Berkeley Street, 18th Floor, Boston, MA 02116.

CUSIP No. 80405P107

(c)	The Fund is a private investment vehicle. RA Capital provides investment management services to the Fund. The principal occupation of Dr. Kolchinsky and Mr. Shah is investment management.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented as follows:

Merger Agreement and Related Transactions

On April 16, 2023, the Issuer, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Shin Nippon Biomedical Laboratories, Ltd., a Japanese corporation (“Parent”) and SNBL23 Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Purchaser”). The Merger Agreement provides that, upon the terms and subject to the conditions thereof, as promptly as practicable (but in no event more than fifteen (15) business days after the date of the Merger Agreement), Purchaser will commence a tender offer (the “Offer”) to acquire (subject to the Minimum Condition, as defined in the Merger Agreement) any and all of the issued and outstanding shares of Common Stock of the Issuer in exchange for (i) an amount in cash equal to $0.91, without interest and less applicable withholding taxes (the “Per Share Price”), and (ii) one contingent value right per Share (a “CVR”) representing the right to receive, subject to the terms and conditions of a contingent value rights agreement, substantially in the form attached to the Merger Agreement (the “CVR Agreement”), the consideration set forth in the CVR Agreement. The Offer will initially expire at midnight Eastern Time on the date that is 20 business days following the commencement of the Offer, subject to extension under certain circumstances.

The foregoing description of the Merger Agreement and the CVRs does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement and the form of CVR Agreement, which are attached as Exhibits 2.1 and 10.1, respectively, to the Current Report on Form 8-K (SEC File No. 1-39041) filed by the Issuer with the SEC on April 17, 2023.

Tender and Support Agreement

In connection with the execution of the Merger Agreement, stockholders affiliated with RA Capital Management, L.P., solely in their respective capacities as stockholders of the Issuer, entered into a Tender and Support Agreement (the “Support Agreement”) with Parent and Purchaser. The Tender and Support Agreement provides, among other things, that each applicable stockholder will tender all of the shares of Common Stock held by such stockholder to Purchaser in the Offer and (if applicable) vote all of its shares of Common Stock in favor of the Merger.

CUSIP No. 80405P107

The Support Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time (as defined in the Merger Agreement), (iii) a Company Change in Recommendation (as defined in the Merger Agreement), (iv) the occurrence of the Termination Date (as defined in the Merger Agreement), (v) the mutual written consent of Parent, Purchaser and stockholders holding a majority of the Subject Securities (as defined in the Support Agreement) and (vi) the delivery of written notice from the stockholder to Parent at any time following (A) the waiver of certain conditions in the Merger Agreement or (B) certain changes in the terms of or conditions to the Offer.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of the Support Agreement, which is filed as Exhibit 2 to this 13D/A and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) and (b) See Items 7-11 of the cover pages and Item 2 above.

(c) The Reporting Persons have not effected any transactions in the Common Stock during the sixty day period prior to the date of the filing of this Amendment No. 2.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented as follows:

Reference is made to the Support Agreement as described in Item 4 of this 13D/A.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit 1     Joint Filing Agreement

Exhibit 2     Form of Tender and Support Agreement (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K (File No. 001-39041))

CUSIP No. 80405P107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      April 18, 2023

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager

CUSIP No. 80405P107

EXHIBIT 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of April 18, 2023, is by and among RA Capital Management, L.P., Peter Kolchinsky, Rajeev Shah, and RA Capital Healthcare Fund, L.P. (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to Common Stock, par value $0.0001 per share of Satsuma Pharmaceuticals, Inc. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

RA CAPITAL MANAGEMENT, L.P.

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Authorized Signatory

PETER KOLCHINSKY

/s/ Peter Kolchinsky

RAJEEV SHAH

/s/ Rajeev Shah

RA CAPITAL HEALTHCARE FUND, L.P.

By:	RA Capital Healthcare Fund GP, LLC
Its:	General Partner

By:	/s/ Peter Kolchinsky
	Name:	Peter Kolchinsky
	Title:	Manager